Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

as Representatives of the several Underwriters

c/o

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park
New York, New York 10036

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010

June 15, 2015

VIA EMAIL AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             OM Asset Management plc
Registration Statement on Form S-1 (File No. 333-204799)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters, hereby join in the request of OM Asset Management plc (the “Company”), that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on June 16, 2015 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)                                     Date of preliminary prospectus:  June 15, 2015

(ii)                                  Dates of distribution:  June 15, 2015 through approximately:  June 16, 2015

(iii)                               Number of underwriters to whom the preliminary prospectus was furnished:  10

(iv)                              Number of prospectuses distributed to investors:  approximately 2,500

(v)                                 Number of prospectuses distributed to others, including the Company, the Company’s counsel and the underwriters’ counsel:  approximately 65

(vi)                              We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By	/s/ Michele A. H. Allong
Authorized Signatory

Morgan Stanley & Co. LLC

By	/s/ Taylor Wright
Authorized Signatory

Citigroup Global Markets Inc.

By	/s/ David Head
Authorized Signatory

Credit Suisse Securities (USA) LLC

By	/s/ Howard Chen
Authorized Signatory

For themselves and as Representatives of the other Underwriters

[Signature Page to Underwriters’ Acceleration Request]